

August 17, 2012

<u>Via E-Mail</u>
Neil Chandran, Chief Executive Officer
Sungame Corporation
3091 West Tompkins Avenue
Las Vegas, NV 89103

      Re: Sungame Corporation
             Preliminary Proxy Statement Filed on Schedule 14A
             Filed March 30, 2012
             File No. 333-158946

Dear Mr. Chandran:

      In light of the Form 8-K filed on August 7, 2012 indicating that you are withdrawing the above captioned filing, we have closed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Maryse Mills-Apenteng

                    Maryse Mills-Apenteng
                    Special Counsel